53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Craig E. Slivka

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             WCI Communities, Inc.
Registration Statement on Form S-1
Filed May 24, 2013
Pre-effective Amendments 1 and 2 to Registration Statement on Form S-1 Filed May 28 and 30, 2013
File No. 333-188866

Dear Mr. Slivka:

On behalf of our client, WCI Communities, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 3”), which was initially filed with the Commission on May 24, 2013 (the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter to Keith E. Bass, the Company’s President and Chief Executive Officer, dated June 6, 2013, from the staff of the Commission (the “Staff”).  For your convenience we are also providing five copies of Amendment No. 3, marked to show changes against the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

General

1.                                      Please note that any communication regarding your confidential treatment request will be made under separate cover.

Response: The Company respectfully acknowledges the Staff’s comment and will review and respond to any communication regarding its confidential treatment request in a separate response letter.

Prospectus’ Outside Front Cover Page

2.                                      The footnote on compensation payable to the underwriters and the statement on the delivery of shares of your common stock to purchasers are not required by Item 501 of Regulation S-K and are not key to an investment decision.  Please delete this information from the outside front cover page.

Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that the footnote to compensation payable to the underwriters was added to the outside front cover of the prospectus in response to an instruction set forth by FINRA in its letter to the underwriters.  The Company also acknowledges the Staff’s comments relating to the statement on the delivery of shares of its common stock to purchasers and has modified this language.  In response to the Staff’s comment, the Company has shortened the statement on the outside front cover page by moving the part of the statement referencing the Depository Trust Company to page 201 of Amendment No. 3.  The Company believes the language that it has retained on the outside front cover page relating to settlement of the shares is important to investors and is customarily located on the outside front cover page of prospectuses for offerings of this type.

Summary, page 1

3.                                      Refer to comment 8 in our May 16, 2013 letter on your draft registration statement.  The description of your business, competitive strengths, and strategy continues to include detailed information better suited for the body of the prospectus.  Please revise to highlight key aspects of your business, competitive strengths, and strategy.  For example, consider listing the key aspects of your strategy in bullet point format with one sentence per bullet point.  See Item 503(a) of regulation S-K and part IV.C. of Release No. 33-7497.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the “Summary” section beginning on page 1 of Amendment No. 3 to eliminate such detail.

Capitalization, page 56

4.                                      We note your response to comment 42 from our letter dated May 16, 2013. Please expand your disclosure in note (5) on page 57 to disclose the following:

•                  The carrying amount of the series A and B preferred stock prior to repurchase;

•                  The fair value of the of the shares of common stock exchanged for the series A preferred stock; and

•                  The resulting amount that will be subtracted from net income to arrive at income available to common shareholders in your calculation of earnings per share.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in note (5) on page 56 of Amendment No. 3 to add the carrying amount of the Series A and Series B preferred stock as of March 31, 2013.

The Company advises the Staff that it is currently negotiating with the holder of Series A preferred stock to exchange the Series A preferred stock for shares of the Company’s common stock.  The Company expects to consummate this exchange prior to the effectiveness of the Registration Statement and pursuant to the requirements of Section 4(a)(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.  The Company will further update its disclosure in note (5) on page 56 of Amendment No. 3 upon reaching an agreement with the holder of Series A preferred stock.

Selected Consolidated Financial Data, page 61

5.                                      Please revise to disclose earnings (loss) per share from continuing operations and discontinued operations. Please refer to Instruction 2 to Item 301 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 61 of Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012, page 71

6.                                      We note your response to comment 18 from our letter dated May 16, 2013.  Your revised disclosures indicate that your Homebuilding gross margins were positively impacted by the low book value of your land but do not provide quantification of the impact.  Please revise to quantify the incremental impact that resetting land book values in September 2009 had upon your Homebuilding cost of sales and gross margins for the periods presented.  Please also clarify for us why you are unable to quantify the amount of land still held in inventory at September 2009 fair values.  Since you are able to determine that your Homebuilding gross margins were positively impacted by the low book value of your land, it appears that you may have a mechanism to track the value of that land.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 70, 71 and 75 of Amendment No. 3.

Non-GAAP measures, page 68

7.                                      We note your response to comment 20 from our letter dated May 16, 2013.  It continues to appear that some of the limitations you present and discuss appear to be more closely related with limitations typically associated with non-GAAP measures.  Please tell us how you considered eliminating or revising the limitations discussed in the first and fourth bullets and your reference to cash requirements in the third bullet so that these disclosures more accurately address the limitations of Adjusted EBITDA as a performance measure.

Response: The Company notes the Staff’s comment regarding whether the limitations discussed in the first and fourth bullet are limitations more closely associated with non-GAAP liquidity measures and has deleted those bullets on page 68 of Amendment No. 3.  The Company agrees with the Staff that those limitations are more closely associated with non-GAAP liquidity measures than Adjusted EBITDA.  The Company further notes that it has deleted the reference to “cash requirements” from the third bullet on page 68 of Amendment No. 3, but otherwise believes disclosing that Adjusted EBITDA does not reflect the interest expense necessary to service interest payments on its debt is appropriate disclosure to discuss the limitations of Adjusted EBITDA as a performance measure.

Critical Accounting Policies, page 86

Real Estate Inventories and Capitalized Interest, page 87

8.                                      We note your response to comment 24 from our letter dated May 16, 2013 and your revised disclosures on pages 77 and F-17. Please revise your filing here or on page 77 to provide enhanced disclosures identifying the location of the six land parcels and three amenities assets that were impaired during 2011. Since you have operations in a relatively small number of communities throughout Florida, please also revise your disclosures to explain how the changes in market conditions and fair value estimates that resulted in the impairment of these assets did not also result in impairments to your other real estate inventories in nearby communities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 77 of Amendment No. 3.

9.                                      We note your response to comment 25 from our letter dated May 16, 2013 and your revised disclosures on pages 77 and F-17. Please tell us if there were any communities and/or land parcels analyzed for impairment as of December 31, 2012 or March 31, 2013 for which no impairment was recognized; however, the undiscounted cash flows associated with the communities and/or land parcels were not substantially in excess of the carrying value. If so, please revise your filing both to quantify the number of communities and/or land parcels affected as well as the aggregate carrying value of those communities and/or land parcels.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 73 and 77 of Amendment No. 3.

Annual Cash Incentives, page 163; Annual Incentive Compensation Plan, page 169

10.                               Refer to comment 27 in our May 16, 2013 letter on your draft registration statement. For each financial objective, disclose also the amounts for the threshold and the maximum performance levels. We note the disclosure in appendix A to exhibit 10.22 for the 2012 management incentive compensation plan or 2012 MICP and the disclosure in appendix A to exhibit 10.23 for the 2013 MICP. Additionally, disclose your actual 2012 performance relative to each financial objective of the 2012 MICP.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 165, 170, and 171 of Amendment No. 3.

Principal and Selling Stockholders, page 183

11.                               Describe briefly how the selling stockholders acquired the securities being offered for resale.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 185 of Amendment No. 3.

12.                               Tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, the prospectus should state that the selling stockholder is a broker-dealer. If a selling stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholder is an affiliate of a broker-dealer and cannot provide these representations, the prospectus should state that the selling stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Response: The Company advises the Staff that it is still determining the selling stockholders that will be participating in the offering.  Upon determining the selling stockholders that will participate in the offering the Company will update the disclosure in the “Principal and Selling Stockholders” section in a future pre-effective amendment to the Registration Statement accordingly.

13.                               For a selling stockholder that is a legal entity, identify the natural person or persons who exercises voting or investment control or both over the securities held by the selling stockholder. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

Response: The Company advises the Staff that it is still determining the selling stockholders that will be participating in the offering.  Upon determining the selling stockholders that will participate in the offering the Company will update the disclosure in the “Principal and Selling Stockholders” section in a future pre-effective amendment to the Registration Statement accordingly.

14.                               Indicate the nature of any position, office, or other material relationship which a selling stockholder has had within the past three years with WCI Communities, Inc. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Response: The Company advises the Staff that it is still determining the selling stockholders that will be participating in the offering.  Upon determining the selling stockholders that will participate in the offering the Company will update the disclosure in the “Principal and Selling Stockholders” section in a future pre-effective amendment to the Registration Statement accordingly.

Lock-Up Agreement, page 192

15.                               Refer to comment 28 in our May 16, 2013 letter on your draft registration statement. As requested previously, describe briefly the factors that Citigroup would consider in determining whether to release any of the securities subject to the lock-up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 195 of Amendment No. 3.

Experts, page 195

16.                               We note your response to comment 30 from our letter dated May 16, 2013. We continue to believe that the change in accountant disclosures required by Item 304 of Regulation S-K should be provided. Please refer to Part 1, Item 11(i) of Form S-1, and revise to include all the disclosures required by Item 304 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 207 and 208 of Amendment No. 3 to include the disclosures required by Item 304 of Regulation S-K.

Additionally, the Company advises the Staff that it has furnished each of Ernst & Young LLP and McGladrey LLP with a copy of the disclosure required by Item 304 of Regulation S-K and requested that each of Ernst & Young LLP and McGladrey LLP furnish us with a letter addressed to the Staff stating whether it agrees with the statements made therein and, if not, stating the respects in which it does not agree.  A copy of each letter has been filed as an exhibit to the Registration Statement.

Audited Consolidated Financial Statements

4. Property and Equipment, net, page F-17

17.                               We note your response to comment 35 from our letter dated May 16, 2013. Please revise to clarify whether the amount of amenities assets separately disclosed are presented gross or net of accumulated depreciation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-17 and F-42 of Amendment No. 3.

10. Community Development District Obligations, page F-21

18.                               We note your response to comment 36 from our letter dated May 16, 2013. Please tell us how you considered ASC 210-10-45-4(a) and Rule 5-02.01 of Regulation S-X in evaluating if cash held by community development districts should be separately presented as restricted cash. Please also revise your filing to clarify what contributes to the difference between the total amount of the community development district bond obligation issued and outstanding ($35.2 million at December 31, 2012) and the amount you record in accounts payable and other liabilities, which represents the amount of bond obligations you may be required to pay ($9.7 million at December 31, 2012). If it is reasonably possible that you may be required to pay more than the amount accrued within accounts payable as of December 31, 2012, please refer to ASC 450-20-50 and revise to disclose one of the following:

•                  Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;

•                  Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or

•                  Indicate that the amount cannot be estimated. To the extent that the amount cannot be estimated, please revise to briefly explain the reasons why an estimate cannot be made.

Response: The Company advises the Staff that it has considered ASC 210-10-45-4(a) and Rule 5-02.01 of Regulation S-X in evaluating its disclosure of cash held by community development districts (“CDDs”).  As disclosed in note 10 to the consolidated financial statements as of and for the year ended December 31, 2012 on pages F-21 and F-22 of Amendment No. 3, CDDs have been established by the Company in connection with the construction of certain infrastructure improvements within its communities and these CDDs have used bond financing to fund this construction.  A CDD is a unit of local government created under various state and/or local statutes and operates separately from the operations of the Company.  The Company has recorded its proportionate share (based on the remaining property owned by the Company within the CDD) of “A” bonds’ funds in other assets (note 6 to the consolidated financial statements as of and for the year ended December 31, 2012 on page F-18 of Amendment No. 3), and not in restricted cash, due to these funds being held and controlled by the CDDs and not the Company.  Also, the Company has recorded its “B” bond liability, net of any funds held by the CDDs, due to the Company having a right of setoff related to these funds.  While the funds are not held by the Company, the Company may direct the CDDs to pay down its “B” bond liability with these with funds.  The Company has revised its disclosures on pages F-21, F-22, F-46 and F-47 of Amendment No. 3.

The Company respectfully acknowledges the Staff’s comment related to clarifying the difference between the total amount of the community development district bond obligations and the Company’s proportionate share of these obligations recorded in accounts payable and other liabilities and has revised its disclosure on pages F-21, F-22, F-46 and F-47 of Amendment No. 3.

The Company further advises the Staff that it has evaluated the provisions of ASC 450-20-50 and has determined that it is not “reasonably possible” that the amount the Company may be required to pay is in excess of the amount accrued in accounts payable and other liabilities and, as such, no additional disclosure has been provided.  The amounts recorded represent the full amount of the CDD bond obligations related to the property owned by the Company.  As the Company sells units or parcels, the bond obligation is either paid off or transferred to the end user, which will likely result in the Company paying an amount that is equal to or less than the accrued amount.

14. Income Taxes, page F-25

19.                               Please revise your filing to disclose the information provided in your response to comment 38 from our letter dated May 16, 2013. Please also revise to clarify, if true, that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the net operating losses that give rise to the remaining balance of deferred tax assets as of December 31, 2012. We believe inclusion of this information in a manner similar to that provided in your response letter will provide investors with greater transparency regarding the circumstances surrounding the recoverability of your deferred tax assets and your material income tax benefit recognized during 2012.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-28 and F-29 of Amendment No. 3.

20.                               We note your response to comment 41 from our letter dated May 16, 2013. Please revise your discussion on page F-30 regarding the pending proceedings brought by the condominium associations to explain briefly why the amount of any potential loss cannot be reasonably estimated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-30, F-31, F-50 and F-51 of Amendment No. 3.

21.                               We note from your disclosure on page 146 that your maximum liability in connection with the outstanding bankruptcy claims is $3.9 million. In light of this maximum possible exposure, please explain how you determined that neither the amount accrued nor the maximum possible exposure for this matter was material for separate disclosure. If it is at least reasonably possible that a change in your estimate of probable liabilities could occur in the near term, please refer to ASC 450-20-50 and revise to disclose one of the following:

•                  Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;

•                  Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or

•                  Indicate that the amount cannot be estimated. To the extent that the amount cannot be estimated, please revise to briefly explain the reasons why an estimate cannot be made.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 146 of the Registration Statement.  The Company advises the Staff that it has settled several claims since its filing on May 24, 2013, and its maximum liability in connection with outstanding bankruptcy claims is currently $1.7 million as of June 14, 2013.  The Company further advises the Staff that, based on the Company settling, or being in the process of settling, the majority of the unsatisfied and unresolved claims, any reasonably possible losses are not material for separate disclosure, other than the “Legal Proceedings” disclosed on pages F-30, F-31, F-50 and F-51 of Amendment No. 3.

In addition, the Company advises the Staff that as of March 31, 2013, it has recorded in accounts payable and other expenses, approximately $1 million for estimated losses related to the settlement of the remaining outstanding bankruptcy claims.  Based on this amount being approximately 2.5% of the Company’s $40.5 million balance in accounts payable and other liabilities and less than 1% of its total equity at March 31, 2013, the Company considered this amount not material for separate disclosure other than the

“Legal Proceedings” disclosure on pages F-30, F-31, F-50 and F-51 of Amendment No. 3.

Unaudited Consolidated Financial Statements, page F-37

16. Stock-Based Compensation, page F-52

22.                               You disclose on page F-52 that in January 2013 LTIP awards with a fair value of $31.7 million were granted to management personnel and nonemployee members of the board of directors. Please address the following:

•                  Tell us whether your determination of fair value for the awards was contemporaneous or retrospective;

•                  To the extent applicable, reconcile the fair values that you used for equity transactions to the fair value indicated by the anticipated initial public offering or IPO price; and

•                  Provide us a detailed explanation of the significant inputs, factors, assumptions, and methodologies used in determining fair value using the Monte Carlo simulations-based option price model.

Please note that we will not be able to complete our evaluation of your response until the IPO price range has been disclosed.

Response: The Company advises the Staff that, with respect to its comment in bullet one above, in accordance with the guidance in the 2012 AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” the Company obtained a contemporaneous valuation of the LTIP awards from an independent valuation specialist.  Since the Company determined that the LTIP awards are classified as share-based liability awards whose fair value is required to be remeasured at each reporting period, for practical considerations, the Company used March 31, 2013 as its first valuation date.  This valuation date was in the same reporting period as the January 16, 2013 grant date and was adjusted to reflect the high probability of this offering.

The Company further advises the Staff that, with respect to its comment in bullet two above, in determining the value of the Company’s common stock related to the LTIP awards, it utilized a probability-weighted expected return method which weighted a “Private Company” scenario at 10% and a “Public Company” scenario at 90%.  Under the “Private Company” valuation scenario, the Company used a weighted combination of the Income and Market valuation approaches to arrive at a common stock share price of $164 per share.  Under a “Public Company” valuation scenario, the Company used an anticipated initial public offering price of $326 per share.  As a result, the fair value of the Company’s common stock was estimated at $310 per share as of the March 31, 2013 valuation date.  Prior to the issuance of the 2013 LTIP, the Company’s most recent equity transactions were the issuances of restricted stock and at-the-money nonqualified stock options in November 2012.  Subsequent to the issuance of the equity awards and the LTIP, there have been significant improvements in the equity markets and the overall housing market that have positively impacted the Company’s results of operations and prospects for successfully consummating this offering.  These positive factors have led to a significant increase in the value of the Company’s stock between the equity transactions in 2012 and the valuation of the LTIP as of March 31, 2013.

The Company further advises the Staff that, with respect to its comment in bullet three above, the table below presents the significant inputs and factors utilized in each of the Monte Carlo simulations, and the corresponding required option pricing model input per the fair value guidance of ASC 718, Compensation — Stock Compensation, if applicable.  A total of 25,000 Monte Carlo simulations were run to calculate the fair value of the LTIP awards of $31.7 million, based on the threshold payout criteria of the plans.

Required ASC 718 Input	Monte Carlo Simulation Input

Measurement date	All Monte Carlo stock paths start on Valuation Date

Current price of underlying share of WCI stock	The starting stock price for all Monte Carlo paths is $309.55 per share

Expected term of the LTIP award	Equity valuations simulated over five-year horizon ending December 31, 2017

Risk-free rate for expected term	Risk free rate of 0.7970% based on F79 Treasury Strips for a five-year horizon

Expected volatility of underlying share over expected term	Equity volatility of 66% based on average historical volatilities of WCI guideline companies in homebuilding industry

Expected dividend of underlying share over expected term	No dividend input as Company does not anticipate paying dividends in the future

N/A	Forward stock prices were simulated using the risk neutral approach (i.e. equity value grows at risk-free rate)

N/A	The rates of return are simulated using Gaussian (i.e. normally distributed) random numbers

The Company further advises the Staff that on June 14, 2013, the Company amended the 2013 Long Term Incentive Plan for key management personnel and the 2013 Director Long Term Incentive Plan for nonemployee directors of the Company’s Board of Directors (the “Amendment”), effective immediately following the proposed initial public offering.  Under the terms of the Amendment, in lieu of a cash payment amount based on the future appreciation of the Company’s share price under the plans, management and nonemployee directors will generally be entitled to receive an equity award of approximately 105.9 shares of our common stock upon settlement for each vested award granted under the plans.  The awards will generally vest 25% on the day immediately following the initial public offering with the remaining awards scheduled to vest on December 31 of each of 2013 through 2017, subject to certain accelerated vesting conditions.  The Company has added disclosure to pages 161, 162, 170, F-52, and F-54 of Amendment No. 3.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-1281 or my colleague, Senet Bischoff, at 212-906-1834 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Keith E. Bass

Senet S. Bischoff

Frank J. Lopez